Entourage Mining Ltd.

A Mineral Exploration Company

Suite 614-475 Howe Street, Vancouver BC V6C2B3

OTCBB: ETGMF

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Entourage Mining and Abbastar Holdings Commence Drilling on the “L” Anomaly at Doran Uranium Prospect

Vancouver British Columbia, May 11, 2007:  Entourage Mining Ltd. (“Entourage” or the “Company”) (OTCBB: ETGMF) is pleased to announce that drilling on the “L” anomaly of the Doran uranium prospect began on May 11. The “L” anomaly is situated in the north central section of the Doran uranium prospect that is located along Provincial Highway 138 in the Moyenne Côte-Nord area of Costebelle Township on the north shore of the St. Lawrence Seaway in eastern Quebec.

Previous rock saw channel sampling of the “L” anomaly by the Company during the 2006 exploration season returned surface uranium mineralisation up to 1.556lb/short ton (0.0778%) U3O8 (sample L-13, 3 meter width) and a total of five samples ranging from 1.10lb/short ton (0.055%) U3O8 to 1.556lb/ short ton (0.0778%) U3O8, (L-3, 11, 13, 18 & 19).  Complete rock saw sample results are available on the Company website (www.entouragemining.com/i/pdf/Doran_NorthTrench_Samples.pdf)

Abbastar Holdings Ltd., (TSX.V: ABA.H) has acquired an option to earn up to 70% interest in the Doran project by expending $5 million over four years. The companies have contracted the services of Cartwright Drilling of Goose Bay, Labrador to drill from 1500 to 3000 meters in the first stage of the 2007 drilling campaign.  Previous attempts by Entourage, in November 2006 and February 2007, to drill the “L” anomaly were hampered by unusually warm weather or excessive levels of snow and the companies have contracted the services of Panorama Helicopters of Alma Quebec to facilitate movement of the drill on the property.

Entourage President, Gregory Kennedy comments: “With the spot price of U3O8 at  $120USD/lb., we are pleased to have the financial participation of Abbastar Holdings in helping further the Doran project.  The property has 14 identified anomalous zones and the “L” zone is first zone to be investigated this spring.  After the “L” zone drilling is complete the companies plan to drill the “N” zone, where 2006 season rock saw channel samples assayed up to 15.1lb/ short ton (0.75%) U3O8 over 1.5 meters.”

Drill core will be logged and catalogued by project geologist Michel Proulx, P. Geo, M.Sc., a qualified person as that term is defined in National Instrument 43-101.  All core samples will be shipped to Acme Analytical Laboratories Ltd. of Vancouver for analysis.  Results will be reported when complete.

Forward-Looking Statements:

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

For more information contact Craig Doctor at 604-278-4656 or visit the Company website at www.entouragemining.com.

On behalf of the Board,

Entourage Mining Ltd.

“Gregory Kennedy”

President

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Telephone: 604-669-4367 Email: info@entouragemining.com Facsimile: 604-669-4368